SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	“Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 25, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Member of the Board of Directors Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Filing of Extraordinary Report

TOKYO, Japan – June 25, 2026 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading diversified financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the results of the exercise of voting rights at the 63rd Annual General Meeting of Shareholders of ORIX Corporation held on June 23, 2026 (the “Meeting”).

1. Reason for Filing

Given that the resolutions were made for proposals to be acted upon at the Meeting, ORIX Corporation filed the extraordinary report pursuant to Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Order on Disclosure of Corporate Affairs, etc.

2. Description of Report

(1)	Date on which the Meeting was held

June 23, 2026

(2)	Matters Resolved

Proposal 1. Partial Amendments to Articles of Incorporation (purposes of business)

In order to clarify its business scope, we proposed to amend the purpose of business in Article 2 (Purpose) of the current Articles of Incorporation by revising item (5), adding item (13), deleting item (21), and making other related changes, including changes to item numbering.

Proposal 2. Partial Amendments to Articles of Incorporation (a “virtual-only” shareholders’ meeting)

To enable the Company to hold virtual-only shareholders’ meetings (i.e., without a designated physical location), the Company proposed to add paragraph 2 to Article 11 of its current Articles of Incorporation.

Proposal 3. Election of Ten (10) Directors

Messrs. Hidetake Takahashi, Satoru Matsuzaki, Hiroshi Watanabe, Chikatomo Hodo, Noriyuki Yanagawa and Mses. Mami Yunoki, Miwa Seki were reelected and reappointed as Members of the Board of Directors, and Messrs. Shuji Irie, Masataka Yamada and Ms. Akiko Hosokawa were newly elected and appointed as Members of the Board of Directors.

-more-

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Requirements for Approval and Voting Results Thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1	8,789,359	7,611	0	99.87%	Approved
Proposal 2	6,797,257	1,999,722	0	77.23%	Approved
Proposal 3
Hidetake Takahashi	8,708,188	88,776	0	98.95%	Approved
Satoru Matsuzaki	8,757,020	39,942	0	99.50%	Approved
Shuji Irie	8,750,512	46,450	0	99.43%	Approved
Masataka Yamada	8,733,090	63,871	0	99.23%	Approved
Hiroshi Watanabe	8,737,060	57,400	2,505	99.27%	Approved
Chikatomo Hodo	8,713,404	76,677	6,882	99.01%	Approved
Noriyuki Yanagawa	8,730,333	66,633	0	99.20%	Approved
Mami Yunoki	8,735,776	61,189	0	99.26%	Approved
Miwa Seki	8,766,063	30,902	0	99.60%	Approved
Akiko Hosokawa	8,766,206	30,759	0	99.61%	Approved

(Notes) Approval requirements for the adoption of each proposal are as follows:

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 1 and 2.

•

Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 3.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the Meeting and a portion of shareholders in attendance at the Meeting, only the number of voting rights for approval, disapproval or abstentions of the shareholders present at the Meeting, which ORIX Corporation was able to confirm, including those of the shareholders present by proxy, has been counted.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2025– March 31, 2026.” furnished on Form 6-K.